SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated November 8, 2010, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated November 8, 2010, the Company reported that its Board of Directors has resolved to call a Shareholder’s Meeting soon, in order to consider the reversal of the unallocated earnings approved by the Shareholder’s Meeting held on October 29, 2010, to be allocated for a payment of a dividend in cash for an amount of up to Ps. 69,000,000.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/s/ Saúl Zang
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors

Dated: November 12, 2010